ASX/Media Release

Santos

[redacted]

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Matthew Doman
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Andrew Nairn
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andrew.nairn@santos.com

8 December 2008

Deferral of Reindeer Project

Santos today announced that the Reindeer Project Joint Venture has decided to defer the development of the Reindeer offshore gas development and the onshore processing facilities to be located at Devil Creek in Western Australia.

The decision was made due to adverse changes in the global economic outlook that have impacted the proposed foundation gas customer.

Deferral of the Reindeer Project will require the suspension or termination of certain engineering and construction contracts. Work however will continue on regulatory approvals to ensure a timely re-start of the project once gas sales agreements that support the development have been agreed.

Santos has a 45% interest in the Reindeer Project. The remaining interest is held by Apache Corporation (55% and Operator).

Ends

Santos stock symbols: STO (Australian Securities Exchange), STOSY (NASDAQ ADR), Ref #82-34 (Securities Exchange Commission)

Santos Limited ABN 80 007 550 923
GPO Box 2455, Adelaide SA 5001
Telephone: +61 8 8116 5000 Facsimile: +61 8 8116 5131
www.santos.com